Mail Stop 3561

December 11, 2009

Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer
Systemax, Inc.
11 Harbor Park Drive
Port Washington, New York 11050

>   **Re: Systemax, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 18, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 30, 2009**
>   **File No. 001-13792**

Dear Mr. Reinhold:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director